UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT

CALIFORNIA TEQUILA, INC.
For the Fiscal Year Ended December 31, 2025

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of applicable federal securities laws. This report may contain forward-looking statements and information relating to, among other things, the company, growth opportunities, distribution expansion, anticipated financing activities, product demand, market trends, liquidity, business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

RECENT DEVELOPMENTS

In January 2025, Andrew Ulmer was appointed by the Board of Directors to serve as Co-Chief Executive Officer alongside founder Richard Gamarra. Following Mr. Gamarra’s departure from officer positions in March 2026, the Board of Directors nominated Mr. Ulmer to serve as Chief Executive Officer of the Company.

The Company believes operational continuity has been maintained due to Mr. Ulmer’s oversight of finance, supplier relationships, strategic planning, distribution operations, and business management activities prior to and during his service as Co-Chief Executive Officer.

In April 2026, Jarrett Gamarra departed from his role as Marketing Director. The Company is actively conducting a search for a replacement Director of Marketing while continuing marketing operations through third-party marketing agencies and internal management oversight.

During 2025 and continuing through the first quarter of 2026, the Company experienced operational disruption associated with the announced withdrawal of Republic National Distributing Company (“RNDC”) from the California market. California historically represented one of the Company’s most significant distribution markets.

The transition created temporary disruption to retail servicing, distributor ordering patterns, account execution, inventory replenishment, and sales support activities during portions of the third and fourth quarters of 2025. As a result, the Company did not achieve certain anticipated revenue targets during the second half of 2025.

The Company subsequently transitioned California operations to a new regional distributor alliance structure consisting of multiple California distributors. The Company believes the California market was substantially stabilized and fully transitioned during the first quarter of 2026.

TEQUILA MARKET

The tequila category continues to outpace all other wine, spirits, and beer categories. The US tequila market is valued at USD 13.7 billion in 2026 and is projected to grow to USD 25.1 billion by 2033. According to the Distilled Spirits Council of the United States (“DISCUS”), tequila and mezcal remained one of the fastest-growing spirits categories in the United States during 2025 and early 2026. Industry reports published by DISCUS and IWSR indicated that tequila was among the only major spirits categories to report growth during portions of 2026 as consumers continued shifting toward premium and ultra-premium products.

Sources:

•	https://www.distilledspirits.org

•	https://www.theiwsr.com

•	https://nielseniq.com/global/en/industries/beverage-alcohol/

•	(Source)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue for the year ended December 31, 2025 was $1,569,063 compared to $1,522,640 for the year ended December 31, 2024, representing an increase of approximately 3.0%.

Revenue growth during 2025 was adversely impacted by operational disruption associated with the exit of Republic National Distributing Company (“RNDC”) from the California market.

California historically represented a significant market for the Company’s distribution operations. The distributor transition process negatively affected retail execution, account servicing, inventory replenishment, product placements, and distributor purchasing patterns during portions of the third and fourth quarters of 2025.

Cost of goods sold for the year ended December 31, 2025, was $1,416,739 compared to $801,531 during 2024. The increase was primarily attributable to increased promotional allowances, product sampling initiatives, California market relaunch efforts, and changes in product mix.

Advertising and marketing expenses decreased to $391,318 during 2025 compared to $600,489 during 2024. The decrease in advertising and marketing expenses was due to the Company's loss of a California distributor, reducing efforts in the California market.

General and administrative expenses for 2025 were $1,563,001, compared with $3,474,291 in 2024. General and administrative expenses included non-cash Stock-based compensation expenses for warrants that vested in 2025 and 2024 of $323,428 and $1,619,520, respectively, which were included in general and administrative expenses in the statements of operations. The weighted-average grant date fair value of the Stock options issued in 2025 and 2024 is $0.58 and $3.36 per share, respectively.

The Company reported a net loss of $(2,037,505) for the year ended December 31, 2025, compared to a net loss of $(3,430,052) for the year ended December 31, 2024. The net loss for 2025 was primarily attributable to non-cash stock-based compensation expense and a one-time increase in cost of goods sold associated with the relaunch and market re-entry efforts in California.

Liquidity and Capital Resources

As of December 31, 2025, the Company had cash resources below the levels necessary to fully support anticipated inventory production requirements, marketing initiatives, and growth activities without additional financing.

Management believes existing cash resources, anticipated revenues, and potential access to additional financing may provide sufficient liquidity to support operations; however, no assurances can be provided.

RELATED PARTY TRANSACTIONS

The Company has engaged in transactions with West Coast Craft Spirits, an entity co-owned by the Company’s previous Chief Executive Officer, Richard Gamarra. During the years ended December 31, 2025 and 2024, the Company recorded sales to West Coast Craft Spirits totaling $256,036 and $172,770, respectively. Accounts receivable from West Coast Craft Spirits totaled $73,169 and $135,630 as of December 31, 2025 and 2024, respectively.

From time to time, members of management, including Andrew Ulmer, have temporarily advanced immaterial amounts to the Company for short-term working capital purposes. These advances were informal in nature, non-interest bearing, unsecured, and typically repaid within short periods of time. The Company did not maintain formal promissory notes or long-term related party loan arrangements associated with these temporary advances.

The Company’s executive officers and directors utilize the Company’s principal executive office address for disclosure purposes. The Company does not disclose personal residential addresses of officers or directors in its public filings.

GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring losses from operations and has an accumulated deficit as of December 31, 2025.

Management believes existing cash resources, anticipated revenues, and potential access to additional financing may provide sufficient liquidity to support operations; however, no assurances can be provided.

The Company’s ability to continue as a going concern remains dependent upon its ability to generate additional revenues, improve operating margins, and obtain additional financing, if necessary.

SUBSEQUENT EVENTS

Management evaluated subsequent events through May 8, 2026, the date on which the financial statements were available to be issued.

Subsequent to December 31, 2025, the Company completed the operational transition of its California distribution network following the withdrawal of RNDC from the California market.

In March 2026, Richard Gamarra ceased serving in officer positions with the Company. Andrew Ulmer, who had served as Co-Chief Executive Officer since January 2025, was nominated by the Board of Directors to serve as Chief Executive Officer.

In April 2026, Jarrett Gamarra departed from his role as Marketing Director. The Company is currently seeking a replacement while continuing marketing operations through third-party marketing service providers and internal management oversight.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company’s voting securities as of December 31, 2025.

Title of Class	Name of Beneficial Owner	Address	Amount and Nature of Beneficial Ownership	Ownership Acquirable	Percent of Class	Percent of All Classes
Class A Voting Common Stock	Richard D. Gamarra Living Trust	30012 Aventura Rancho Santa Margarita, CA 92688	7,237,801	7,237,801	64.0%	60.3%
Class A Voting Common Stock and Class B Non-Voting Stock	Andrew and Anna Ulmer Family Trust	30012 Aventura Rancho Santa Margarita, CA 92688	1,456,595	1,456,595	13.0%	12.2%
Class A Voting Common Stock	Rajan Bhadresh Patel	106 Hudson Bridge Ct, Stockbridge, GA 30281	2,598,832	2,598,832	23.1%	21.8%

CONVERTIBLE NOTE DISCLOSURE

On May 1, 2024, the Company issued a secured convertible promissory note in the principal amount of $2.2 million to Roger William Norman, Trustee of The Roger William Norman Trust.

The note bears interest at a rate of 10% per annum and matures on May 1, 2027. The note is secured by substantially all assets of the Company, including inventory, intellectual property, accounts receivable, equipment, and other business assets, subject to customary exclusions.

The note contains conversion provisions applicable upon the occurrence of certain events, including qualified financings, change-in-control transactions, and maturity events. In connection with a change in control, the outstanding principal balance and accrued interest may automatically convert into equity securities of the Company.

LEGAL PROCEEDINGS

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 12, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

RISK FACTORS

•	Distributor transition risk may adversely impact revenues and retail execution.
•	The Company depends upon third-party distillation, warehousing, and logistics providers.
•	The Company may require additional financing to support operations and growth initiatives.
•	Convertible debt and future equity issuances may substantially dilute existing shareholders.
•	Import tariffs, customs delays, or international trade restrictions may increase operating costs.
•	Cybersecurity incidents may adversely impact operations and financial reporting.
•	The Company depends on key management personnel.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

Regulation A filings

The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer certifies that it has duly caused this Annual Report to be signed on its behalf by the duly authorized undersigned.

CALIFORNIA TEQUILA, INC.

By:	/s/ Andrew Ulmer
Andrew Ulmer
Chief Executive Officer

CALIFORNIA TEQUILA, INC.

Audited Financial Statements

As of And For The Years Ended December 31, 2025 and 2024

(Expressed in United States Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

California Tequila, Inc.

Rancho Santa Margarita, California

Opinion

We have audited the financial statements of California Tequila, Inc. (the “Company”) which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years ended December 31, 2025 and 2024, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

May 21, 2026

Calabasas, California

CALIFORNIA TEQUILA INC.

Balance Sheets

As of December 31,	2025	2024
(USD $ in Dollars)
ASSETS
Current Assets:
Cash	$22,181	$192,261
Accounts receivable, net	351,938	546,820
Accounts receivable, related party	73,169	135,630
Prepaid expenses	11,378	17,076
Due from related party	-	26,475
Inventories	1,547,791	2,510,005
Total current assets	2,006,457	3,428,267

Property and equipment, net	56,252	101,541
Right-of-use asset	18,090	90,448
Other assets	872	873
Total assets	$2,081,671	$3,621,129

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$226,361	$136,043
Accrued expenses	-	46,268
Loan payable, current portion	24,360	24,360
Lease Liability, current portion	20,023	77,087
Interest payable	4,587	16,638
Total current liabilities	275,331	300,396

Lease Liability, net of current portion	-	20,023
Convertible note	2,200,000	2,200,000
Accrued interest, convertible note	367,278	147,278
Loan payable, net of current portion	328,871	329,164
Total liabilities	3,171,480	2,996,861

STOCKHOLDERS' EQUITY
Class A Common Stock	9,318	9,318
Class B Common Stock	687	687
Additional paid-in capital	14,214,603	13,891,175
Accumulated deficit	(15,314,417)	(13,276,912)
Total stockholders' (deficit)/equity	(1,089,809)	624,268
Total liabilities and stockholders' equity	$2,081,671	$3,621,129

See accompanying notes to financial statements.

CALIFORNIA TEQUILA INC.

Statements of Operations

For Fiscal Year Ended December 31,	2025	2024
(USD $ in Dollars)
Net revenue	$1,569,063	$1,522,640
Cost of goods sold	1,416,739	801,531
Gross profit	152,324	721,109

Operating expenses
General and administrative	1,563,001	3,474,291
Sales and marketing	391,318	600,489
Total operating expenses	1,954,319	4,074,780

Operating loss	(1,801,995)	(3,353,671)

Interest expense	237,468	162,283
Other income	(1,958)	(85,902)
Loss before provision for income taxes	(2,037,505)	(3,430,052)
Provision/(benefit) for income taxes	-	-
Net Loss	$(2,037,505)	$(3,430,052)

See accompanying notes to financial statements.

CALIFORNIA TEQUILA INC.

Statements of Changes in Stockholders’ (Deficit)/Equity

	Common Stock		Common Stock		Additional			Total
	Class A		Class B		Paid-In	Subscription	Accumulated	Stockholders'
(in $US)	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	(Deficit)/Equity
Balance—December 31, 2023	9,318,085	$9,318	686,813	$687	$12,271,655	$-	$(9,846,860)	$2,434,800
Stock-based compensation	-	-	-	-	1,619,520	-	-	1,619,520
Net loss	-	-	-	-	-	-	(3,430,052)	(3,430,052)
Balance—December 31, 2024	9,318,085	$9,318	686,813	$687	$13,891,175	$-	$(13,276,912)	$624,268
Stock-based compensation	-	-	-	-	323,428	-	-	323,428
Net loss	-	-	-	-	-	-	(2,037,505)	(2,037,505)
Balance—December 31, 2025	9,318,085	$9,318	686,813	$687	$14,214,603	$-	$(15,314,417)	$(1,089,809)

See accompanying notes to financial statements.

CALIFORNIA TEQUILA INC.

Statements Of Cash Flows

For Fiscal Year Ended December 31,	2025	2024
(USD $ in Dollars)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,037,505)	$(3,430,052)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	20,987	24,728
Stock-based compensation	323,428	1,619,520
Non-cash lease expense	(4,722)	1,668
(Gain) or Loss on Sale of Asset	2,602	-
Changes in operating assets and liabilities:
Accounts receivable	194,882	92,873
Accounts receivable, related party	62,461	20,462
Prepaid expenses	5,698	78,285
Due from related party	26,475	(26,475)
Inventories	962,214	(607,765)
Tequila barrel inventory	-	96,000
Other assets	1	-
Accounts payable	90,311	(33,449)
Accrued expenses	(46,268)	17,587
Accrued interest, convertible note	220,000	147,278
Interest payable	(12,051)	(69,644)
Net cash used in operating activities	(191,487)	(2,068,984)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment	-	(28,043)
Disposal of Assets	21,700	-
Net cash used in investing activities	21,700	(28,043)

CASH FLOW FROM FINANCING ACTIVITIES
Proceed or (Repayments) on loan payable	(293)	38,196
Proceeds from convertible note	-	2,200,000
Net cash provided by financing activities	(293)	2,238,196

Change in cash	(170,080)	141,169
Cash—beginning of year	192,261	51,092
Cash—end of year	$22,181	$192,261

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$249,519	$231,927

See accompanying notes to financial statements.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For The Years Ended December 31, 2025 And December 31, 2024

1.	NATURE OF OPERATIONS

California Tequila LLC was formed on May 20, 2002, in the State of California. On April 27, 2020, the Company converted from a limited liability company to a California C corporation and now operates as California Tequila, Inc. The financial statements of California Tequila, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters is located in Rancho Santa Margarita, California.

The Company was established to import and distribute AsomBroso tequila, a high-end ultra-premium tequila produced in the Jalisco region of Mexico. The Company’s products are distributed worldwide and have received multiple industry recognitions, including honors from the Robb Report’s “Best of the Best” and “Top Tequila” awards at the San Francisco World Spirits Competition.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying audited financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include inventory and cost of goods sold, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For The Years Ended December 31, 2025 And December 31, 2024

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue. For the years ended December 31, 2025 and December 31, 2024, sales to RNDC SCAL accounted for 28% and 31% of total revenue, and sales to GACS accounted for 12% and 17% of total revenue, respectively, whereas, for the years ended December 31, 2025, sales to WCCS accounted for 16% of total revenue.

Cash

Cash includes all cash in banks cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. As of December 31, 2025 and 2024, the Company’s Cash did not exceed FDIC insured limits.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment on receipt of invoice or within fifteen days from the invoice date. Accounts receivables are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. During the years ended December 31, 2025, and 2024, the Company recorded bad debt expense of $15,260 and $143,632, respectively, to write off receivables deemed uncollectible.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company’s customers are direct consumers. As of December 31, 2025 and 2024, the Management did not deem the allowance for expected credit losses to be material to these financial statements.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Inventory includes finished goods and work in progress.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For The Years Ended December 31, 2025 And December 31, 2024

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to seven years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the lease term.

Impairment of Long-lived Assets

Long-lived assets such as property and equipment are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

No such impairment was recorded for the year ended December 31, 2025 and 2024.

Debt

Debt obligations are recorded at the amount outstanding under the related loan agreements. The Company’s debt consists of a current portion of loan payable amounting to $24,360 and SBA loan payable amounting to $328,871. Total debt outstanding as of the reporting date was $353,231.

The current portion represents amounts due within one year from the balance sheet date, while the remaining balance is classified as long-term liabilities. Interest expense related to debt is recognized as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

There is a 100% valuation allowance against the net operating losses generated by the Company during the years ended December 31, 2025 and 2024.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For The Years Ended December 31, 2025 And December 31, 2024

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2025, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, at an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1)	Identify the contract with a customer.

2)	Identify the performance obligations in the contract.

3)	Determine the transaction price.

4)	Allocate the transaction price to performance obligations in the contract; and

5)	Recognize revenue as the performance obligation is satisfied.

The Company generates revenue by selling liquor products. The Company recognizes revenue from product sales when the goods have been shipped to the customer, and the Company has satisfied its performance obligation.

Advertising

The Company expenses and advertising costs as they are incurred. Advertising and promotional expenses for the years ended December 31, 2025 and December 31, 2024, amounted to $391,318 and $600,489, which is included in Sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For The Years Ended December 31, 2025 And December 31, 2024

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 21, 2026, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

In August 2020, the FASB issued ASU 2020 – 06, debt, debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity’s own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity’s own equity.) ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than the fiscal year beginning after December 15, 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.	PROPERTY AND EQUIPMENT

As of December 31, 2025, and 2024, property and equipment, net consist of:

As of December 31,	2025	2024
Office and warehouse equipment	41,024	$41,025
Vehicles	79,036	107,076
Machinery	14,479	14,478
Property and equipment, at cost	134,539	162,579
Less: Accumulated depreciation	(78,286)	(61,038)
Total Property and Equipment, Net	56,252	$101,541

Depreciation expense for property and equipment for the years ended December 31, 2025, and 2024 were $20,987 and $24,728 respectively.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For The Years Ended December 31, 2025 And December 31, 2024

4.	Debt

Loan Payable

SBA Loan

On April 19, 2020, California Tequila Inc. received an SBA Loan in the amount of $416,500 with an interest rate of 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable thirty years from the date of the promissory note. As of December 31, 2025, $353,231 was outstanding, of which $24,360 was included as current liability. As of December 31,2024, $353,524 was outstanding, of which $24,360 was included as current liability.

Convertible Note

On May 1, 2024, the Company issued a secured convertible note in the principal amount of $2.2 million to Roger William Norma, Trustee of The Roger William Norma Trust. The note bears interest at an annual rate of 10% and matures in three years, on May 1, 2027, at which time all outstanding principal and accrued interest will be due, unless earlier converted in accordance with its terms. The convertible note automatically converts into equity upon the closing of a qualified financing of at least $5.0 million. The conversion price is based on the lower of (i) 80% of the price paid by new investors or (ii) a valuation cap of $55.9 million. In the event of a change in control or at maturity, the holder may also elect to convert the outstanding principal and accrued interest into equity in accordance with the terms of the agreement.

The note is governed by the laws of the State of California and is secured by a line on all of the Company’s assets including equipment, inventory, intellectual property, and accounts—excluding any leased or financed assets. Interest expense related to the convertible note amounted to $220,000 and $147,278, for the years ended December 31, 2025 and 2024, respectively. Accrued interest related to the convertible note amounted to $367,278 and $147,278 as of December 31, 2025 and 2024, respectively.

5.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2025 and 2024, the Company recorded sales to West Coast Craft Spirits totaling $253,036 and $172,770, respectively. Related cost of goods sold associated with these transactions amounted to $66,995 and $74,352 during the year ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, accounts receivable from related parties, including West Coast Craft Spirits, amounted to $73,169 and $135,630, respectively.

6.	CAPITALIZATION and equity transactions

On June 30, 2020, the articles of incorporation were amended and California Tequila, Inc. is authorized to issue a total of 20,000,000 Class A voting Common Stock shares and 1,500,000 Class B non-voting Common Shares, both at a par value of $0.001.

As of December 31, 2025 and December 31, 2024, the Company had 10,004,898 shares of Common Stock issued and outstanding consisting of 9,318,085 Class A voting shares and 686,813 Class B non-voting shares.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For The Years Ended December 31, 2025 And December 31, 2024

7.	STOCK-BASED COMPENSATION

In 2024, the Company granted a total of 482,000 Stock options, approved by the board, at an exercise price of $1 per share. Of these, 57,000 options were granted pursuant to Board of directors’ agreements, and 425,000 options were granted pursuant to annual employment agreements. All options are exercisable for Class A voting common stock.

In 2025, the Company granted a total of 557,635 Stock options, approved by the board, at an exercise price of $1 per share. Of these, 57,000 options were granted pursuant to Board of directors’ agreements, and 500,635 options were granted pursuant to annual employment agreements. All options are exercisable for Class A voting common stock.

The Stock options have an exercise price of $1.00 per share and expire in ten years. The Stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2025	2024	2023
Expected life (years)	1.00	5.00	5.00
Risk-free interest rate	1.45%	1.45%	1.45%
Expected volatility	75%	75%	75%
Annual dividend yield	0%	0%	0%

For the years ended December 31, 2025, and 2024, the Company recorded stock-based compensation expense of $323,428 and $1,619,520, respectively. As of December 31, 2025, all stock options granted in 2025 and 2024 remain outstanding and unexercised. The weighted-average grant date fair value of the Stock options issued in 2025 and 2024 is $0.58 and $3.36 per share, respectively.

Expected volatility - There is currently no active external or internal market for the Company’s shares of Common Stock. The Company uses the volatility of a publicly traded peer group to estimate the volatility assumption used in the Black-Scholes option pricing model. The volatility is estimated for a period consistent with the expected term of the warrants.

Expected Dividend Yield - The Company has assumed a 0% dividend yield because management does not anticipate the Company will pay regular dividends.

Expected term - The expected term for employee stock options or warrants represents the period that the awards are expected to be outstanding. As the Company does not have sufficient history to estimate the expected life based upon past experience, giving consideration to contractual terms and vesting provisions of the stock-based awards, the expected term was determined utilizing the shortcut method in Staff Accounting Bulletin Topic 107 which is basically the average of the vesting term and the contractual life for the warrant granted.

Risk-free interest rate - The Company based the risk-free interest rate used on the implied yield currently available on U.S. Treasury zero-coupon issued with a remaining term equivalent to the expected term of the stock options.

Warrants

In 2021, the Company issued a total of 389,196 warrants pursuant to employment agreements. The warrants are exercisable for shares of the Company’s Class A voting common stock.

In 2022, the Company issued a total of 215,205 warrants pursuant to employment agreements. The warrants are exercisable for shares of the Company’s Class A voting common stock.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For The Years Ended December 31, 2025 And December 31, 2024

In 2023, the Company issued a total of 93,107 warrants pursuant to employment agreements. The warrants are exercisable for shares of the Company’s Class A voting common stock.

As of December 31, 2025 and 2024, all of the 697,508 warrants remain outstanding and unexercised.

8.	Income Taxes

Significant components of the Company’s deferred tax assets and liabilities on December 31, 2025, and 2024 are as follows:

As of Year Ended December 31,	2025	2024
Net Operating Loss	$(465,700)	$(783,986)
Valuation Allowance	465,700	783,986
Net Provision for income tax	-	-

As of Year Ended December 31,	2025	2024
Net Operating Loss	$(2,848,543)	$(2,382,843)
Valuation Allowance	2,848,543	2,382,843
Total Deferred Tax Asset	-	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025. The amount of the deferred tax assets to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2025, the Company had net operating loss (“NOL”) carryforwards of approximately $2,848,543. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For The Years Ended December 31, 2025 And December 31, 2024

9.	Commitments and Contingencies

Operating Leases

In April 2023, the Company entered into a lease agreement for office space in Tangar 1 LLC. As a result, the Company recognized a right-of-use asset and corresponding lease liability, calculated using a discount rate of 4.6%. The lease includes a monthly base rent of $6,450 and expired in March 2026.

The following is the summary of operating lease assets and liabilities:

December 31, 2025
Beginning balance	$97,110
Additions	-
Interest on lease obligation	2,563
Lease payments	(79,650)
Total lease liability	20,023
Less: Current portion	(20,023)
Lease liability, net of current portion	$-

The following is the summary of future minimum payments:

As of December 31, 2025
2026	20,100
2027	-
Total undiscounted lease payments	20,100
Less: Present value discount	(77)
Total lease liability	20,023
Less: Lease liability, current portion	(20,023)
Lease liability, net of current portion	$-

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operation in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For The Years Ended December 31, 2025 And December 31, 2024

10.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 21, 2026, the date on which the financial statements were available to be issued. Based on management’s evaluation, no events or transactions requiring recognition or disclosure in the accompanying financial statements were identified.

11.	going concern

The accompanying financial statements have been prepared on a going basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated a deficit of $15,314,417 as of December 31, 2025.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

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